ASX/Media RELEASE	31 July 2007

pSivida Quarterly Cash Flow - June 30, 2007
Commentary and Highlights

- Worldwide License Agreement with Pfizer
--Company Redeems Convertible Notes
- Evaluation Agreement for Cardiovascular Drug Delivery

Boston, MA. and Perth, Australia - pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) announced that it has released its cash flow statement for the quarter ended June 30, 2007.

Cash Flow
The cash balance at June 30, 2007 was A$3.1m (US$2.7m) a decrease of A$4.3m (US$3.3m) from the balance at March 31, 2007. During the quarter, net cash outflows from financing activities were $A817k (US$685k) as a result of convertible note redemptions partially offset by the net proceeds from equity financings. Net cash inflows from investing activities were $A1.9m (US$1.5m) resulting from the sale of a subsidiary (AION) and net cash used in operating activities was $A5.3m (US$4.4m).

In July 2007, the Company raised approximately A$21.4m (US$18.4m) of net proceeds from share placements including a A$7.5m (US$6.5m) investment by Pfizer raising their total investment in the Company to A$13.7m (US$11.5m). The Company currently expects that it has sufficient cash to fund operations for more than 12 months.

Worldwide Collaborative Research and License Agreement with Pfizer
pSivida signed an exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. for pSivida’s controlled drug delivery technologies in ophthalmic applications in April 2007. Under the terms of the agreement, pSivida will receive up to approximately A$182m (US$155m) in development and sales related milestones. Pfizer made an initial investment of A$6.1m (US$5.0m) in ordinary shares of pSivida and subsequently made an additional A$7.5m (US$6.5m) investment in American Depository Shares (ADSs) in July 2007. The two companies will work together on a joint research program aimed at developing ophthalmic products using pSivida’s sustained drug delivery technology. In addition to the milestone payments described above, Pfizer will fund the cost of the joint research program. This license agreement followed the completion of 12 months of evaluation of pSivida’s drug delivery technologies by Pfizer. pSivida is free to license its MedidurTM drug delivery technology for non-ophthalmic applications.

pSivida Redeems all Convertible Notes
All convertible notes have been redeemed enabling the Company to move forward with a simpler capital structure.

Retisert® Royalties
Royalty revenue recorded in the June 2007 quarter totalled A$306k (US$257k), which represents an increase of 83% compared to the same period in 2006 and an increase of 9% compared to the previous quarter. The reported amount is less than the actual revenues that would have been earned in this fiscal quarter in accordance with a royalty advance agreement the Company entered into with Bausch & Lomb in June 2005. Under the terms of that agreement, Bausch and Lomb will retain 100% of the next A$5.5m (US$4.7m) of royalties otherwise payable under the license. Retisert® is the only FDA-approved treatment for posterior uveitis, a chronic eye disease, and has been marketed by Bausch & Lomb in the United States since June 2005.

A product specific J-Code for Retisert® went into effect on January 1, 2007, replacing the Medicare hospital outpatient C-Code. The J-Code should be recognized by all health care insurers as they add this code to their respective billing systems and assist patients to get timely access to this innovative therapy.

Evaluation Agreement for Cardiovascular Drug Delivery
pSivida entered into a new evaluation agreement with an undisclosed large global medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies. This agreement follows the expiration of the previous evaluation agreement with the same medical device company.

April placement
In April 2007, pSivida completed private placements to raise in the aggregate approximately A$16.4m (US$13.4m) after expenses, including the A$6.1m (US$5.0m) investment by Pfizer in connection with signing the Collaborative Research and License Agreement.

AION Diagnostics Sold
In April 2007, pSivida completed the sale of its subsidiary, AION Diagnostics Inc. to GEM Global Yield Fund, a portfolio management company, for a purchase price of A$3.7m (US$3.0m), payable in two equal installments of A$1.9m (US$1.5m). GEM paid the first installment in cash on the closing date and at closing delivered a A$1.9m (US$1.5m) Note, payable 12 months after the closing date. pSivida has exclusively licensed the non-electronic imaging diagnostic applications of its BioSiliconTM technology to AION Diagnostics for which pSivida will receive royalties from all commercialized products.

Alimera Sciences MedidurTM Trial Exceeds 500 Patient Mark in Phase III Trial Enrollment
Enrollment for the Phase III global clinical trial, the FAME™ (Fluocinolone Acetonide in Diabetic Macular Edema) Study has exceeded 50 percent. FAME is a double masked, randomized, multi-center study that will follow approximately 900 patients in the U.S., Canada, Europe and India for 36 months. The trial is studying the safety and efficacy of the novel treatment currently referred to as MedidurTM for diabetic macular edema (DME). MedidurTM, a tiny, injectable intravitreal insert, is being studied as a way to deliver a very low dose of fluocinolone acetonide, a corticosteroid, to the retina for up to three years as a treatment for DME. Using a proprietary 25 gauge transconjunctival injector system, an eye care professional injects the MedidurTM insert into the vitreous through a minimally invasive procedure in an outpatient setting.

This release does not constitute an offer of any securities for sale or solicitations of offers to buy any securities of the Company.

-ENDS-
Released by:

pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: +61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@dr-reuter.eu

NOTES TO EDITORS:

pSivida is a global drug delivery company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to products and potential products, including the successful development, marketing and commercialization of our products and potential products, applications, regulatory approvals, the potential size of certain markets, our ability to raise funds and potential partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that Bausch & Lomb will fail to maintain or increase its promotional activity related to Retisert®; the risk that the ophthalmic medical community in the United States will fail to continue to accept Retisert® to treat patients with uveitis; the risk that the product specific J-Code will fail to help patients get timely access to Retisert® or result in increased sales of Retisert®; the risk that we will not be able to raise additional funds at favourable terms or at all; the risk that we fail to reduce corporate overhead, the risk that the  company’s operational changes fail to bring about cost savings or make more efficient use of resources; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; the risk that AION may not commercialize any products for which pSivida would receive a royalty; risks with respect to the efficacy of pSivida's drug delivery technology; and risks with respect to the final results of the FAME clinical trials. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.